Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV


                                SILVER SCREEN IV

                                      Third

                                     Quarter

                                     Report



                               September 30, 1997



(C) 1997 Silver Screen Management Services, Inc.

D E A R   L I M I T E D    P A R T N E R:

     The 1997 third quarter cash distribution totals $5.2 million, bringing total distributions since the Partnership's inception in 1988 to approximately $590 million.

     The majority of Partnership revenue this quarter was generated from sales of merchandise related to "The Little Mermaid" and "Beauty and the Beast." Another animated film, "The Rescuers Down Under," contributed revenue from the foreign home video market. Quarterly revenue was also generated by "Pretty Woman" from the United States syndicated television market.

     Future Partnership is expected to be generated from the theatrical re-release of "The Little Mermaid" (scheduled for this Christmas), and the Disney buyout of the Silver Screen IV-Disney Joint Venture.

     Between now and the dissolution of the Partnership, current expectations are that Silver Screen Partners IV will distribute approximately $286 to $316 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place before December 31, 1998. These figures and dates represent our best estimates as of today.

     As you may be aware, a number of private investment groups have sent out correspondence relating to a tender offer for units in Silver Screen Partners IV, and there may be other such offers in the future. Silver Screen Partners IV and Silver Screen Management Services, Inc. are not affiliated in any way with these firms and can make no recommendation as to the merits of any past or future tender offer. If and when you receive such solicitations, if you are not interested in selling your units, no action by you is required. We hope this information will help you in evaluating the various bids from the tender offer groups.

     The 1997 Annual Report and tax  information  will be mailed to you by March
15. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.

Sincerely,




/s/ Roland W. Betts                     /s/ Tom A. Bernstein
-------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President

B A L A N C E   S H E E T S
(Unaudited)


                                              Sept. 30, 1997    Dec. 31, 1996
                                              --------------    -------------
ASSETS

Current assets:
Cash .......................................   $     15,107     $    314,835
Temporary investments (at cost, plus accrued
  interest, which approximates market) .....      6,676,420       25,794,708
                                               ------------     ------------
Total current assets .......................      6,691,527       26,109,543
Investment in Joint Venture ................     71,516,164       74,211,904
                                               ------------     ------------
                                               $ 78,207,691     $100,321,447
                                               ============     ============

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner ............   $     32,036     $      4,960
Accrued unincorporated business tax ........        126,157          153,419
Overhead fees payable ......................           --         23,839,420
                                               ------------     ------------
Total liabilities ..........................        158,193       23,997,799
                                               ------------     ------------
Partners' equity:
General partners ...........................           --               --
Limited partners ...........................     78,049,498       76,323,648
                                               ------------     ------------
Total partners' equity .....................     78,049,498       76,323,648
                                               ------------     ------------
                                               $ 78,207,691     $100,321,447
                                               ============     ============


                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S   ( U N A U D I T E D )

                                          Three Months      Nine Months    Three Months     Nine Months
                                                 Ended            Ended           Ended           Ended
                                        Sept. 30, 1997   Sept. 30, 1997  Sept. 30, 1996  Sept. 30, 1996
                                        --------------   --------------  --------------  --------------
REVENUES:
Income from Joint Venture ............     $ 3,897,282      $ 9,699,589      $24,445,771    $76,425,463
Interest income ......................          54,000          191,194          794,533      2,147,965
                                           -----------      -----------      -----------    -----------
                                             3,951,282        9,890,783       25,240,304     78,573,428

COSTS AND EXPENSES:
General and administrative expenses ..         125,108          387,155          780,405      2,477,084
                                           -----------      -----------      -----------    -----------
Income before tax ....................       3,826,174        9,503,628       24,459,899     76,096,344
Unincorporated Business tax ..........            --               --            995,100        995,100
                                           -----------      -----------      -----------    -----------
Net income ...........................     $ 3,826,174      $ 9,503,628      $23,464,799    $75,101,244
                                           ===========      ===========      ===========    ===========

NET INCOME ALLOCATED TO:
General partners .....................     $   382,617      $   950,363      $ 2,346,480    $ 2,862,844
Limited partners .....................       3,443,557        8,553,265       21,118,319     72,238,400
                                           -----------      -----------      -----------    -----------
                                           $ 3,826,174      $ 9,503,628      $23,464,799    $75,101,244
                                           ===========      ===========      ===========    ===========
Net income per a $500
  limited partnership unit (based
  on 800,000 units outstanding) ......     $      4.30      $     10.69      $     26.40    $     90.30
                                           ===========      ===========      ===========    ===========

                       See notes to financial statements.



S T A T E M E N T S   OF   P A R T N E R S '   E Q U I T Y   ( U N A U D I T E D )
                                                                    Year Ended December 31, 1996
                                                            and Nine Months Ended Sept. 30, 1997
                                        ========================================================
                                        General Partners    Limited Partners               Total
                                        ----------------    ----------------               -----

Balance, January 1, 1996 ...............  $        --         $ 112,802,947       $ 112,802,947
Net income, 1996 .......................      2,908,830          72,652,274          75,561,104
Distributions, 1996 ....................     (6,840,403)       (105,200,000)       (112,040,403)
Allocation under Treasury Regulation ...
   Section 1.704-1(b) ..................      3,931,573          (3,931,573)               --
                                          -------------       -------------       -------------

Balance, December 31, 1996 .............           --            76,323,648          76,323,648
Net income, nine months 1997 ...........        950,363           8,553,265           9,503,628
Distributions during nine months 1997 ..       (777,778)         (7,000,000)         (7,777,778)
Allocation under Treasury Regulation ...
   Section 1.704-1(b) ..................       (172,585)            172,585                --
                                          -------------       -------------       -------------
                                          $        --         $  78,049,498       $  78,049,498
                                          =============       =============       =============

                       See notes to financial statements.

S T A T E M E N T S   O F   C A S H   F L O W S   ( U N A U D I T E D )

                                                       Nine Months Ended   Nine Months Ended
                                                          Sept. 30, 1997      Sept. 30, 1996
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .............................................   $  9,503,628      $ 75,101,244
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Decrease (increase) in accrued interest receivable ...        129,506          (118,295)
  Charge on overhead fee payable .......................         13,244         1,702,621
Net change in operating assets and liabilities:
  Decrease in accrued unincorporated business tax ......        (27,262)             --
  Decrease in other liabilities ........................           --            (100,000)
  Increase (decrease) in due to managing general partner         27,076           (18,935)
                                                           ------------      ------------
Net cash provided by operating activities ..............      9,646,192        76,566,635
                                                           ------------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investment in Joint Venture ................      2,695,740        21,240,397
Sale (purchase) of temporary investments, net ..........     18,988,782       (12,329,596)
                                                           ------------      ------------
Net cash provided by  investing activities .............     21,684,522         8,910,801
                                                           ------------      ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ..............................     (7,777,778)      (81,818,181)
Decrease in overhead fee payable .......................    (23,852,664)       (4,000,000)
                                                           ------------      ------------
Net cash used in financing activities ..................    (31,630,442)      (85,818,181)
                                                           ------------      ------------
Net decrease in cash ...................................       (299,728)         (340,745)
Cash, beginning of year ................................        314,835           392,505
                                                           ------------      ------------
Cash at end of nine months .............................   $     15,107      $     51,760
                                                           ============      ============



                       See notes to financial statements.

N O T E S    T O    F I N A N C I A L    S T A T E M E N T S



TEMPORARY INVESTMENTS
---------------------

Temporary investments represent investments in commercial paper.


INVESTMENT IN JOINT VENTURE
---------------------------

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion that actual cash received bears to ultimate revenues expected.

The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31.


OVERHEAD FEES PAYABLE
---------------------

The Partnership Agreement provided that overhead fees received by the Partnership for the benefit of the Managing General Partner ("MGP") would remain on account with the Partnership with the understanding that the MGP would draw from such account from time to time, in order to cover actual operating expenses not reimbursed from other sources. Such amounts were included in the temporary investments and earned interest which accrued to the Partnership. The remaining fees on account earned 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the nine months ended September 30, 1997 is $13,244. Pursuant to the Partnership Agreement, the overhead was paid on January 2, 1997.